UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

OceanFirst Financial Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

675234108

(CUSIP Number)

John R. Garbarino

975 Hooper Avenue

Toms River, NJ 08754

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 675234108	Schedule 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)

John R. Garbarino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

414,402 (not including 307,236 shares subject to options exercisable within 60 days, and 63,000 shares subject to unvested options)
8 SHARED VOTING POWER

23,733
9 SOLE DISPOSITIVE POWER

675,405 (not including 63,000 shares subject to unvested options, 41,575 shares held in the OceanFirst Bank Employee Stock Ownership Plan and 4,658 shares of unvested restricted stock)
10 SHARED DISPOSITIVE POWER

65,308

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

745,371 (includes 307,236 shares subject to options exercisable within 60 days)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1% of 12,317,912 shares of common stock outstanding as of August 28, 2006 (includes 307,236 options exercisable within 60 days)
14	TYPE OF REPORTING PERSON

IN

Item 1. Security and Issuer

The undersigned hereby amends the Schedule 13D filing dated April 8, 2003 as amended on May 11, 2006 with regard to the shares of Common Stock, par value $.01 per share (the “shares”) of:

OceanFirst Financial Corp. (“Issuer”)

975 Hooper Avenue

Toms River, New Jersey 08754

This statement hereby amends the Items identified below or the particular paragraphs of such Items which are identified below, to reflect the acquisition and disposition, by the undersigned of beneficial ownership of additional shares.

Item 3. Source and Amount of Funds or Other Consideration.

Stock options for a total of 911,178 shares were granted to Mr. Garbarino under the OceanFirst Financial Corp. 1997 Incentive Plan and the OceanFirst Financial Corp. 2000 Stock Option Plan from 1997 through 2005. On February 15, 2006, Mr. Garbarino was granted an additional 63,000 options which vest in five equal installments beginning on February 15, 2007. For options granted prior to May 17, 2002, the amount of options that may be exercised by Mr. Garbarino and the exercise prices were subsequently adjusted due to Company stock splits on May 15, 1998 and May 17, 2002. Currently, the exercise prices for the options awarded to Mr. Garbarino range from $17.88 to $23.48. Mr. Garbarino has exercised a total of 603,942 options with an exercise price of $9.61. Mr. Garbarino currently has 120,000 options currently exercisable with an exercise price of $17.88; 90,000 options that are currently exercisable with an exercise price of $23.44; 90,000 options that are currently exercisable with an exercise price of $22.53; 3,430 options that are currently exercisable with an exercise price of $23.07; 3,806 options that are currently exercisable with an exercise price of $20.80, and 63,000 unvested options with an exercise price of $23.48.

Item 4. Purpose of Transaction.

On August 28. 2006, Mr. Garbarino exercised stock options to purchase 219,732 shares of common stock at an exercise price of $9.61 per share. Pursuant to the terms of the OceanFirst Financial Corp. 1997 Incentive Plan, under which the options were granted, Mr. Garbarino delivered 98,598 shares, previously owned by him, in payment of the exercise price.

Item 5. Interest in Securities of the Issuer.

a) Mr. Garbarino beneficially owns 745,371 shares, representing 6.1% of the 12,317,912 outstanding shares of the Company’s common stock as of August 28, 2006.

In accordance with Rule 13d-3 of the Exchange act, the beneficially owned shares and the total outstanding shares include 307,236 shares that Mr. Garbarino may within 60 days acquire pursuant to exercisable options.

(b) Mr. Garbarino has sole voting power over 414,402 shares, which does not include 307,236 shares that may be acquired upon the exercise of stock options, or an additional 63,000 shares that may be acquired upon the vesting and exercise of stock options.

Mr. Garbarino has shared voting power over 23,733 shares, which includes 14,445 shares held by Mr. Garbarino’s spouse and 9,288 shares held by Mr. and Mrs. Garbarino as co-trustees for their sons.

Mr. Garbarino has sole dispositive power over 675,405 shares, which does not include the 63,000 shares that may be acquired upon vesting of and exercise of stock options, 41,575 shares held in the OceanFirst Bank Employee Stock Ownership Plan and 4,658 shares of unvested restricted stock.

Mr. Garbarino has shared dispositive power over 65,308 shares, which includes 41,575 shares held in the OceanFirst Bank Employee Stock Ownership Plan, 14,445 shares held by Mr. Garbarino’s spouse and 9,288 shares held by Mr. and Mrs. Garbarino as co-trustees for their sons.

(c) Transactions effected during the past 60 days:

On August 28, 2006, Mr. Garbarino acquired 121,134 shares from the Issuer upon the exercise of options for 219,732 shares, for which he delivered 98,598 shares of common stock in payment of the option exercise price.

Mr. Garbarino disposed of a total of 64,480 shares, directly owned by him, in the following open market broker transactions:

August 29, 2006

2,326 shares at a price of $21.60 per share;

August 30, 2006

1,829 shares at a price of $21.57 per share;

3,071 shares at a price of $21.59 per share;

56,510 shares at a price of $21.60 per share; and

744 shares at a price of $21.67 per share.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 6, 2006
Date

/s/ John R. Garbarino
Signature

John R. Garbarino, OceanFirst Financial Corp.,
President and Chief Executive Officer
Name/Title